APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Old Humble Distilling Company
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales	
Special Reserve--Distillery	7,178.00
Special Reserve - Distributor	9,990.00
Sales - Grand 79 Vodka	2,669.03
TXST-Distributor	26,754.00
TXST--Distillery	4,284.00
Bourbon Barrel Sales	1,270.00
Boomtown Sales--Distillery	55.00
MERCHANDISE SALES	1,525.51
Mixed and open drinks sales	37.00
TOUR TICKET SALES	3,525.02
Sales - Other	581.77
Total Sales	57,869.33
Total Income	57,869.33
Cost of Goods Sold	
Cost of Goods Sold	18,297.63
Total COGS	18,297.63
Gross Profit	39,571.70
Expense	
Taxes--State and Fed	
State Excise Taxes	100.00
State Sales Tax	507.48
Federal Exise Taxes	846.86
Taxes--State and Fed - Other	2,572.33
Total Taxes--State and Fed	4,026.67
BANK FEES	
Bank service fees	464.80
Merchant Service Fees	322.95
Total BANK FEES	787.75
Brewing Raw Materials	
BOTTLES	2,048.78
CLOSURES FOR BOTTLES	1,483.51
GRAINS	9.50
LABELS AND OTHER SUPPLIES	1,305.98
Total Brewing Raw Materials	4,847.77
Dues and Subscriptions	
Business Licenses and Permits	1,929.96
Total Dues and Subscriptions	1,929.96
Freight and Shipping Costs	1,166.00
Insurance Expense	2,054.99
Marketing Expense	
Tastings and Promotions	1,923.72
Venue Promotions	6,870.27
T-Shirts	696.80
Bands	960.00
Advertising and Promotion	5,493.97
Tasting Room Supplies	665.70
Marketing Expense - Other	8,032.70
Total Marketing Expense	24,643.16

Old Humble Distilling Company
Profit & Loss
January through December 2018

	Jan - Dec 18
Office Supplies	
Kitchen Supplies	347.72
Office Supplies - Other	1,451.16
Total Office Supplies	1,798.88
Postage and Delivery	192.34
Professional Fees	700.00
Rent Expense	18,900.00
Repairs and Maintenance	173.46
Uncategorized Expenses	-898.72
Utilities	
Electrical	107.65
SECURITY SYSTEM	113.67
Total Utilities	221.32
Total Expense	60,543.58
Net Ordinary Income	-20,971.88
Other Income/Expense	
Other Expense	
Ask My Accountant	-1,568.00
Total Other Expense	-1,568.00
Net Other Income	1,568.00
Net Income	**-19,403.88**

Old Humble Distilling Company
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
Owner Equity Cash Contribution	
Additional Cash Equity Account	-24,685.29
Cash Equity from SOSV	210.00
Owner Equity Cash Contribution - Other	-11,327.26
Total Owner Equity Cash Contribution	-35,802.55
Chase Bank Operating Account	5,281.78
MidSouth--OPERATING ACCOUNT	-232.14
Total Checking/Savings	-30,752.91
Accounts Receivable	
Accounts Receivable	5,518.06
Total Accounts Receivable	5,518.06
Other Current Assets	
Work in Process	
Raw Liquor	12,500.00
Bottles	6,415.70
Total Work in Process	18,915.70
Inventory Asset	-14,210.78
Barrels	1,955.18
Cash Register/Petty Cash	1,160.34
Undeposited Funds	19.16
Total Other Current Assets	7,839.60
Total Current Assets	-17,395.25
Fixed Assets	
Accumulated Depreciation	-6,545.95
Furniture and Equipment	36,089.67
Total Fixed Assets	29,543.72
Other Assets	
Distiller & Rectifier LicenseTX	1,930.04
Total Other Assets	1,930.04
TOTAL ASSETS	**14,078.51**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	
Expenses covered by JB	5,555.06
State Excise Taxes Payable	69.60
Federal Excise Taxes Payable	4,715.14
Sales Tax Liability	-26.36
Accounts Payable - Other	-11,060.30
Total Accounts Payable	-746.86
Total Accounts Payable	-746.86
Credit Cards	
Chase-Old Humble CC	-7,908.79
Chase Business card (JB)	13,290.21
Total Credit Cards	5,381.42

Old Humble Distilling Company
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Other Current Liabilities	
Sales Tax Payable	1,581.13
Total Other Current Liabilities	1,581.13
Total Current Liabilities	6,215.69
Total Liabilities	6,215.69
Equity	
ADDITIONAL CONTRIBUTED O-E	152,232.40
Retained Earnings	-124,965.70
Net Income	-19,403.88
Total Equity	7,862.82
TOTAL LIABILITIES & EQUITY	**14,078.51**

Old Humble Distilling Company
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales	
Special Reserve--Distillery	3,996.06
Special Reserve - Distributor	18,204.00
Sales - Grand 79 Vodka	1,200.00
TXST-Distributor	18,312.06
TXST--Distillery	1,456.00
Bourbon Barrel Sales	150.00
Boomtown Sales--Distillery	2,145.00
MERCHANDISE SALES	1,335.00
Mixed and open drinks sales	8.62
TOUR TICKET SALES	2,398.30
Sales - Other	838.87
Total Sales	50,043.91
Total Income	50,043.91
Cost of Goods Sold	
Cost of Goods Sold	13,970.89
Total COGS	13,970.89
Gross Profit	36,073.02
Expense	
Taxes--State and Fed	
State Sales Tax	375.93
Total Taxes--State and Fed	375.93
BANK FEES	
Bank service fees	150.00
Merchant Service Fees	279.20
BANK FEES - Other	564.78
Total BANK FEES	993.98
Brewing Raw Materials	
GRAINS	293.47
Brewing Raw Materials - Other	300.00
Total Brewing Raw Materials	593.47
Dues and Subscriptions	
Business Licenses and Permits	6,429.96
Total Dues and Subscriptions	6,429.96
Marketing Expense	
Tastings and Promotions	446.36
Venue Promotions	3,160.50
Advertising and Promotion	19,176.24
Tasting Room Supplies	422.47
Marketing Expense - Other	8,357.67
Total Marketing Expense	31,563.24
Office Supplies	
Kitchen Supplies	113.96
Office Supplies - Other	2,114.98
Total Office Supplies	2,228.94
Postage and Delivery	351.90
Professional Fees	13.95

Old Humble Distilling Company
Profit & Loss
January through December 2019

	Jan - Dec 19
Rent Expense	18,470.00
Total Expense	61,021.37
Net Ordinary Income	-24,948.35
Net Income	**-24,948.35**

Old Humble Distilling Company
Balance Sheet
As of November 30, 2020

	Nov 30, 20
ASSETS	
Current Assets	
Checking/Savings	
Owner Equity Cash Contribution	
Additional Cash Equity Account	-65,785.29
Cash Equity from SOSV	210.00
Owner Equity Cash Contribution - Other	-11,327.26
Total Owner Equity Cash Contribution	-76,902.55
Chase Bank Operating Account	25,781.21
MidSouth--OPERATING ACCOUNT	-232.14
Total Checking/Savings	-51,353.48
Accounts Receivable	
Accounts Receivable	34,638.12
Total Accounts Receivable	34,638.12
Other Current Assets	
Work in Process	
Raw Liquor	19,090.00
Bottles	6,415.70
Work in Process - Other	5,064.90
Total Work in Process	30,570.60
Inventory Asset	-37,977.87
Barrels	1,745.18
Cash Register/Petty Cash	1,259.68
Undeposited Funds	299.04
Total Other Current Assets	-4,103.37
Total Current Assets	-20,818.73
Fixed Assets	
Accumulated Depreciation	-6,545.95
Furniture and Equipment	36,089.67
Total Fixed Assets	29,543.72
Other Assets	
Distiller & Rectifier LicenseTX	0.08
Total Other Assets	0.08
TOTAL ASSETS	**8,725.07**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	
Expenses covered by JB	5,555.06
State Excise Taxes Payable	69.60
Federal Excise Taxes Payable	4,715.14
Sales Tax Liability	-410.44
Accounts Payable - Other	-11,060.30
Total Accounts Payable	-1,130.94
Total Accounts Payable	-1,130.94
Credit Cards	
Chase-Old Humble CC	-9,409.79
Chase Business card (JB)	13,290.21
Total Credit Cards	3,880.42

Old Humble Distilling Company
Balance Sheet
As of November 30, 2020

	Nov 30, 20
Other Current Liabilities	
Sales Tax Payable	2,330.28
Total Other Current Liabilities	2,330.28
Total Current Liabilities	5,079.76
Total Liabilities	5,079.76
Equity	
ADDITIONAL CONTRIBUTED O-E	152,232.40
Retained Earnings	-169,317.93
Net Income	20,730.84
Total Equity	3,645.31
TOTAL LIABILITIES & EQUITY	**8,725.07**

I, Joseph Breda, certify that:

1. The financial statements of Big Thicket Distilling Company included in this Form are true and complete in all material respects; and
2. The tax return information of Big Thicket Distilling Company included in this Form reflects accurately the information reported on the tax return for Big Thicket Distilling Company for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   _Breda_

Name: Joseph Breda

Title: CEO/President